FORM N-8F

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                  Application Pursuant to Section 8(f) of the
                    Investment Company Act of 1940 ("Act")
                 and Rule 8f-1 Thereunder for Order Declaring
                that a Registered Investment Company has Ceased
                   to be an Investment Company under the Act

I.  General Identifying Information
1. Reason fund is applying to deregister (check only one ; for descriptions, see Instruction 1 above):

    |_ Merger

    |X Liquidation

    |_ Abandonment of Registration

       (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
    |_ Election of status as a Business Development Company

       (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Diamond Portfolio Investment Trust 3. Securities and Exchange Commission File No.: 811-22129

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
    |X|      Initial Application      |_|      Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

    8730 Stony Point Parkway, Suite 205
    Richmond, Virginia 23235

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

    John H. Lively, Esq.
    Husch Blackwell Sanders, LLP
    4801 Main Street, Suite 1000
    Kansas City, Missouri 64112
    (816) 983-8177



7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

    Commonwealth Companies
    8730 Stony Point Parkway, Suite
    205
    Richmond, Virginia 23235
    (877) 433-4363

    NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):


     |X|Management company;


     |_|Unit investment trust; or


     |_|Face-amount certificate company.


9. Subclassification if the fund is a management company (check only one):
          |X|      Open-end      |_|      Closed-end

10. State law under which the fund was organized or formed ( e.g. , Delaware or Massachusetts):

    Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

    Diamond Portfolio Advisors, LLC, the fund's investment adviser, is located at 10940 Wilshire Blvd., Suite 600, Los Angeles, California 90024.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

    First Dominion Capital Corp. (the "Distributor"), the fund's principal underwriter, is located at 8730 Stony Point Parkway, Suite 205, Richmond, Virginia 23235.

13. If the fund is a unit investment trust ("UIT") provide:

    (a Depositor's name(s) and address(es):  Not Applicable
                                             --------------

    (b Trustee's name(s) and address(es):  Not Applicable
                                           --------------

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund ( e.g. , an insurance company separate account)?

       |_| Yes      |X|      No


       If Yes, for each UIT state:

                Name(s):

                File No.: 811-

                Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

       |X|      Yes      |_|     No

       If Yes, state the date on which the board vote took place: December 8, 2008.

       If No, explain:

    (b Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

       |_|      Yes      |X|       No

       If Yes, state the date on which the shareholder vote took place:
       If No, explain: The Agreement and Declaration of Trust does not require shareholder approval. However, a written notice was sent to all shareholders on December 9, 2008.

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

       |X|      Yes      |_|      No

    (a If Yes, list the date(s) on which the fund made those distributions:
       December 29, 2008

    (b Were the distributions made on the basis of net assets?
       |X|      Yes      |_|      No

    (c Were the distributions made pro rata based on share ownership?
       |X|      Yes      |_|      No

    (d If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

       Not Applicable

    (e Liquidations only:

       Were any distributions to shareholders made in kind?
       |_|      Yes      |X|      No

       If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

       Not Applicable

17. Closed-end funds only:

    Has the fund issued senior securities?
    |_|      Yes      |_|      No

    Not Applicable

    If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

    Not Applicable.

18. Has the fund distributed all of its assets to the fund's shareholders?

         |X|       Yes      |_|       No

    If No,

    (a How many shareholders does the fund have as of the date this form is filed?
    (b Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         |_|          Yes            |X|      No

    If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

                |_|          Yes            |X|      No

    If Yes,

    (a Describe the type and amount of each asset retained by the fund as of the date this form is filed:

    (b Why has the fund retained the remaining assets?
    (c Will the remaining assets be invested in securities?
       |_|      Yes      |X|      No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

              |_|       Yes       |X|      No

    If Yes,

    (a Describe the type and amount of each debt or other liability:
    (b How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request for Deregistration

22. (a) List the expenses incurred in connection with the Merger or
        Liquidation:
        (i)   Legal expenses:  $5,000
        (ii)  Accounting expenses:  $4,500
        (ii)  Other expenses (list and identify separately):
        Administration $4,500
        (iv) Total expenses (sum of lines (i)-(iii) above): $14,000 (b How were those expenses allocated?
       These expenses are allocated pro rata among the shareholders.


    (c Who paid those expenses?
       Diamond Portfolio Advisors, LLC

    (d How did the fund pay for unamortized expenses (if any)?
       Not Applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          |_|      Yes      |X|      No

    If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business
24. Is the fund a party to any litigation or administrative proceeding?

          |_|      Yes      |X|      No

    If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          |_|      Yes      |X|      No

    If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger:

    (b) State the Investment Company Act file number of the fund surviving the
        Merger:

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

    (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.



                                 VERIFICATION

          The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Diamond Portfolio Investment Trust (ii) he is the president of Diamond Portfolio Investment Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                     /s/ Thomas M. Weary
                                     -------------------------------
                                     Thomas M. Weary
                                     President
                                     Diamond Portfolio Investment
                                     Trust